CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2016
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44744

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Street, State Street Financial Center
                                  (No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Jensen   (617) 664-4456
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                               (Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Nicholas J. Bonn / Christopher P. Jensen _____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

State Street Global Markets, LLC _____, as of December 31, 2016 ,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature CEO

Title

State of Massachusetts
County of Suffolk

_____ Signature

CFO

Title

_____
Notary Public

OFFICIAL SEAL
DONNA M. LUTI
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires SEPT 16 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Consolidated Statement of Financial Condition

December 31, 2016

Contents

Facing Page and Oath or Affirmation

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843

Report of Independent Registered Public Accounting Firm

The Board of Managers
State Street Global Markets, LLC

We have audited the accompanying consolidated statement of financial condition of State Street Global Markets, LLC (the "Company") as of December 31, 2016, and the related notes to the consolidated statement of financial condition. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of State Street Global Markets, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Consolidated Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$ 438,063,184
Securities segregated in compliance with federal regulations	29,822,460
Deposits with clearing organizations	56,539,173
Receivable from broker-dealers and clearing organizations	29,376,875
Receivable from customers	3,008,197
Receivable from affiliates	97,607
Distribution fees receivable	4,423,963
Exchange memberships	1,917,300
Intangible assets, net of accumulated amortization of $9,744,896	9,485,104
Other assets	7,513,314
Total assets	$ 580,247,177

Liabilities and member's equity

Liabilities:

Payable to broker-dealers and clearing organizations	$ 2,327,633
Payable to customers	15,803,325
Payable to affiliates	20,862,528
Accrued tax liability	3,012,539
Deferred tax liability, net	2,571,593
Litigation reserve	16,250,000
Accrued marketing expense	1,221,279
Accrued expenses and other liabilities	8,614,657
Total liabilities	70,663,554
Subordinated liabilities	–
Member's equity	509,583,623
Total liabilities and member's equity	$ 580,247,177

The accompanying notes are an integral part of the consolidated statement of financial condition.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Notes to Consolidated Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity and subordinated liabilities contribution, as shown in the Consolidated Statement of Financial Condition. The Company was incorporated on April 21, 1999, and its existence has been deemed perpetual.

The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the New York Stock Exchange (NYSE). The Company is no longer designated as a Futures Commission Merchant (FCM) and has withdrawn as being a member of the Chicago Mercantile Exchange (CME) as of December 30, 2016 and is clearing client futures activity through several FCM clearing firms. The Company is registered as an Introducing Broker with the NFA and the Commodity Futures Trading Commission (CFTC). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, exchange traded fund and mutual fund distribution. Transition Management is a service provided to asset owners that are changing managers or restructuring a portfolio. Transactions that result from transitions may be executed through the Company. Additionally, the Company has developed a trading system that enables high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, away from the exchange, at prices mutually agreed upon.

The Company presently supports both the State Street Global Advisors (SSGA) fund marketing and distribution businesses and the brokerage businesses operated within the State Street Global Markets division of Parent (State Street Global Markets or SSGM). The Company presently provides to SSGA U.S. mutual fund and U.S. Exchange Traded Fund (ETF) distribution services and marketing of SSGA private funds in the U.S. (the SSGA Services). The Parent has established a resolution plan that involves (1) the repurposing of Company to become a limited purpose broker-dealer providing only the SSGA Services, and (2) registration of State Street Newco, LLC (Newco), into which all non-SSGA Services presently carried out through the Company will be transferred (such non-SSGA Services referred to as the SSGM Services).

1. Organization and Description of Business (continued)

On May 1, 2017 the reorganization will also result in the Company becoming a subsidiary of State Street Global Advisors, Inc. (SSGA, Inc.), which will therefore result in a nominal change of ownership. SSGA, Inc. will be a direct subsidiary of the Parent, thus the ultimate owner and retain ultimate control.

Newco is a wholly-owned subsidiary of the Company. At December 31, 2016, Newco holds $1.4 million in cash and cash equivalents. Subsequent to the issuance of this consolidated statement of financial condition, during 2017 we expect the transfer of the SSGM Services to Newco will result in a corresponding transfer of personnel, policies and procedures and other components of the SSGM Services. However, other than the transfer itself, the current business operations, personnel, policies and procedures, supervisory structure and management of the SSGM Services will not experience any material changes.

2. Significant Accounting Policies

The Consolidated Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Consolidated Statement of Financial Condition were evaluated through February 27, 2017, the date the Consolidated Statement of Financial Condition were made available.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market securities.

2. Significant Accounting Policies (continued)

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis, and adjusts the collateral as appropriate.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned.

Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission recapture business.

Intangible Assets

Intangible assets represent purchased assets, that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability. Intangible Assets reported in the Consolidated Statement of Financial Condition consist of customer lists.

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are reviewed for impairment at least

2. Significant Accounting Policies (continued)

Intangible Assets (continued)

annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Consolidated Statement of Financial Condition at cost less accumulated amortization.

Exchange Memberships

Exchange memberships represent ownership interests in domestic exchanges, and provide the Company with the right to conduct business on those exchanges. The exchange memberships are seats with the CME, IMM, IOM, GEM and CBOT exchanges. These seats are able to be traded and historical sale prices are publicly available. The Company has historically carried the assets at cost as any decline in fair value was deemed to be only temporary. Upon the decision to exit the FCM business, the assets were reclassified to held-for-sale and adjusted to fair value based on publicly available sale prices. An impairment charge of $2.3 million was taken on these assets from its cost basis of $4.2 million during the period ended December 31, 2016.

Receivable from and Payable to Affiliates

The receivables from and payables to affiliates reflected in the Company's Consolidated Statement of Financial Condition are described in further detail in the Related Party Transactions note below.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

Tax Uncertainty

In accordance with relevant accounting guidance, an entity is permitted to recognize the benefit of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement.

3. Income Taxes

As of December 31, 2016 the Company has a net deferred tax liability of $2,571,593. Of the net deferred tax liability, the Company had a deferred tax liability related to intangible assets of $2,917,576 and a deferred tax asset of $345,983 related to accrued expenses.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid to or received from the Parent as part of an intercompany tax-sharing agreement.

As of December 31, 2016, the Company has identified no uncertain tax positions. The earliest year open to examination is 2012.

4. Intangible Assets

The Company completed its annual review of intangible assets as of August 31, 2016, and determined no impairment charge was required. Subsequent to August 31, 2016, no events have occurred or circumstances have changed that would reduce the fair value of intangible assets below its carrying value.

The following table summarizes intangible assets as of December 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$ 19,230,000	$ 9,744,896	$ 9,485,104
Total	$ 19,230,000	$ 9,744,896	$ 9,485,104

Intangible assets pertaining to SPDR® ETF marketing rights and software were fully amortized during 2016.

5. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities. At December 31, 2016 there were no financial instruments classified in Level 1.

5. Fair Value of Financial Instruments (continued)

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. An example of Level 2 financial instruments includes money market mutual funds.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. At December 31, 2016 there were no financial instruments classified in Level 3.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities.

The following table presents information about the Company's financial assets and liabilities carried at fair value in the Consolidated Statement of Financial Condition as of December 31, 2016:

	Quoted Market Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Consolidated Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 407,994,190	$ –	$ 407,994,190
Securities segregated in compliance federal regulations	29,822,460	–	–	29,822,460
Other assets:				
U.S Government	–	5	–	5
Total assets carried at fair value	**$ 29,822,460**	**$ 407,994,195**	**$ –**	**$ 437,816,655**

There were no transfers of financial assets between levels during the period ended December 31, 2016.

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2016, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:		
Securities pending settlement	$	13,065,924
Commissions and transaction fees		7,784,119
Securities failed to deliver		4,627,655
Securities borrowed		3,899,177
Total receivables	$	29,376,875
Payables		
Broker-dealers	$	1,977,653
Securities failed to receive		349,980
Total payables	$	2,327,633

All material fail to deliver and fail to receive transactions and securities transactions pending settlement settled subsequent to December 31, 2016 without any adverse financial effect.

7. Receivable from and Payable to Customers

At December 31, 2016, amounts receivable from and payable to customers include:

Receivables:		
Securities pending settlement	$	3,008,197
Total receivables	$	3,008,197
Payables:		
Commission sharing payables	$	13,779,158
Commissions payable		1,732,379
Securities pending settlement		291,788
Total payables	$	15,803,325

All material securities transactions pending settlement settled subsequent to December 31, 2016 without any adverse financial effect.

8. Litigation

In January 2017, the Parent announced that it had entered into a settlement agreement with the U.S. Department of Justice and the United States Attorney for the District of Massachusetts (together, the "DOJ") to resolve their investigation concerning six EMEA-based (Europe, Middle-East and Africa) clients that were overcharged for Transition Management services in 2010 and 2011. Under the terms of the agreement with the DOJ, the Parent will, among other actions, pay a fine of $32.3 million and enter into a deferred prosecution agreement. The Company was not a named party to the DOJ agreement. Additionally, an agreement on this matter has been reached in principle with the Staff of the SEC. The SEC's complaint specifically names the Company in addition to SSBT. The agreement with the SEC requires the Parent to pay a penalty of $32.3 million. Resolution of the matter is subject to completion of negotiations with the SEC Staff on the other terms of the settlement, followed by review and consideration by the SEC. Payment will be executed by the Parent, and the Company has accrued $16.25 million for the Company's portion of the settlements with the SEC as a litigation reserve on the Consolidated Statement of Financial Condition.

In the normal course of business the Company receives requests from regulators for information and is subject to regulatory examinations. These examinations may result in fines or penalties and aside from the aforementioned settlement with the DOJ and SEC, the Company does not expect the outcome of any pending examinations to have a material impact the financial position, operations, or regulatory capital of the Company.

9. Concentration Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary. A significant portion of the Company's revenues were derived from its role as marketing agent of the SPDR® Gold Trust. This revenue could be adversely affected by any number of market events, such as price volatility, new entrants into the market space, or economic conditions.

10. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. The Company may be required to complete transactions at prevailing market prices, should the customer or broker fail to perform on their obligations, In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. The Company does not extend credit to customers in the form of margin accounts and generally settles securities transactions on its customers' behalf on a delivery versus payment/receive versus payment basis.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk.

Liquidity Risk

The Company holds a significant portion of its assets in cash and short-term highly liquid money market instruments. As of December 31, 2016, total cash held was $30 million and money market instruments were $408 million which represents 75% of total assets. These assets are represented in Cash and Cash Equivalents on the Consolidated Statement of Financial Condition. The Company also monitors its liquidity on a daily basis. All bank accounts and depository accounts are monitored intraday to ensure sufficient funding to comply with the securities and futures clearing regulations. Additionally, the Company has an unsecured line of credit with the Parent to draw down upon to provide liquidity based upon the funding need of the entity as discussed in the Related Party Transaction note.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk.

The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

10. Risk Management (continued)

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear securities transactions. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for this agreement, and believes that any potential requirement to make payments under this agreement is remote.

Other Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through a clearing broker. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2016.

11. Regulatory Requirements

As a registered broker-dealer and introducing broker, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater.

At December 31, 2016, the Company's net capital was $463,717,048 which was $463,467,048 in excess of the minimum required net capital of $250,000 under Rule 15c3-1.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2016, the Company was in compliance with all such requirements.

11. Regulatory Requirements (continued)

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated U.S. Treasury bills with a fair value of $29,822,460 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $14,785,288.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

12. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as the Parent, which may include purchases of securities under agreements to resell, short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Consolidated Statement of Financial Condition is cash of $29,241,628 which is held on deposit at State Street Bank & Trust (SSBT), and cash equivalents of $407,994,190 which is invested in a money market mutual fund, managed by an affiliate, State Street Global Advisors Funds Management, Inc. (SSGA FM).

Funding Arrangements

The Company meets its short-term financing needs through an uncommitted, unsecured line of credit with its Parent. The $1.25 billion unsecured line of credit established on December 2, 2013 matured on December 2, 2016. A new $1 billion unsecured line was established on December 2, 2016 with a stated maturity of three years. The new agreement also provides from time to time for a greater line amount as agreed upon in writing between both parties. As of December 31, 2016, this facility had no outstanding balance. The unsecured lines were drawn down upon 23 times during 2016 with the largest drawdown amount of $892 million.

Subordinated Liabilities

In April, the Company paid $50,000,000 on its maturing subordinated liability agreement with its Parent. In November the Company prepaid its $75,000,000 subordinated liability with its Parent upon approval from FINRA and the CME. The Company has no remaining subordinated liability contracts as of December 31, 2016.

12. Related Party Transactions (continued)

Distribution Fees

The Company is the distributor of the SPDR® ETFs, which are managed by SSGA FM, an affiliate of the Company. An agreement was entered into in April 2009, whereby SSGA FM has agreed to pay the Company for any and all distribution expenses incurred by the Company in connection with its distribution activities relating to SPDR® ETFs. At December 31, 2016, $4,423,963 of this amount was a receivable from SSGA FM and included in distribution fees receivable in the Consolidated Statement of Financial Condition.

Collateralized Short-Term Financing

The Company may borrow equity securities from SSBT to facilitate customer trading activity under security borrowing agreements on terms which permit the Company to re-pledge or re-sell the securities to others. SSBT acts as a principal in these transactions to lend securities to the Company. At December 31, 2016, securities with a fair value of $3,806,344 were obtained by the Company, and $3,899,177 of cash was given to SSBT as collateral in these securities borrowing arrangements and included in receivable from broker-dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Expense Allocation

The Parent and its affiliates pay all costs related to the Company's personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent for all services provided. At December 31, 2016, $20,491,191 of such general and administrative costs was payable by the Company to the Parent, and included in payable to affiliate on the Consolidated Statement of Financial Condition.

Structured Products

The Company has an agreement with Clipper Tax Exempt Trusts, an affiliate for being the remarketing agent for the commercial paper tax exempt program. The remarketing fee agreement is based upon the notional amount traded multiplied by an agreed upon rate. At December 31, 2016, $97,607 was included in receivable from affiliates on the Consolidated Statement of Financial Condition.

12. Related Party Transactions (continued)

Portfolio Solutions

The Company attributes a portion of its commission revenue/expense and fixed income trading profits/loss relating to its Portfolio Solutions business unit to certain affiliated entities. At December 31, 2016, the Company had payable balances with State Street Global Markets Canada Inc. for $205,506 and State Street Global Markets International Limited for $60,409 included in payable to affiliates on the Consolidated Statement of Financial Condition. Also, The Company has agreed to pay on behalf of several commission recapture clients a fee related to transaction cost measurement services provided by Elkins/McSherry, LLC an affiliate. At December 31, 2016, $105,422 was included in affiliate payable on the Consolidated Statement of Financial Condition.

Guarantees

In conjunction with the withdrawal from clearing Interest Rate Swap transactions, the Parent has cancelled the $1 billion guarantee to the CME on behalf of the Company to meet CME clearing member requirements.